SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Coty Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

222070203
(CUSIP Number)

Joachim Creus

Cottage Holdco B.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

Tel.: +31 20 406 10 01
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Tel.: (212) 735-3000

April 23, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Cottage Holdco B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
450,908,041 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
450,908,041 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,908,041 shares of Class A Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.0% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of (i) 300,908,041 shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Coty Inc. (the “Company”) contributed to Cottage Holdco B.V. (“Cottage Holdco”) by JAB Cosmetics B.V. (“JAB Cosmetics”) on April 23, 2019 and (ii) 150,000,000 Shares purchased by Cottage Holdco pursuant to the Offer (as defined in the Explanatory Note below).

(2) The percentage ownership is based upon 751,388,110 Shares issued and outstanding as of March 11, 2019, as set forth in Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on March 18, 2019.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Cosmetics B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
450,908,041 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
450,908,041 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,908,041 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.0% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 450,908,041 Shares held by Cottage Holdco. JAB Cosmetics may be deemed to have beneficial ownership of such Shares since Cottage Holdco is a direct subsidiary of JAB Cosmetics.

(2) The percentage ownership is based upon 751,388,110 Shares issued and outstanding as of March 11, 2019, as set forth in Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on March 18, 2019.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
450,908,041 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
450,908,041 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,908,041 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.0% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 450,908,041 Shares held by Cottage Holdco. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of such Shares since Cottage Holdco is an indirect subsidiary of JAB Holdings.

(2) The percentage ownership is based upon 751,388,110 Shares issued and outstanding as of March 11, 2019, as set forth in Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on March 18, 2019.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
450,908,041 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
450,908,041 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,908,041 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.0% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 450,908,041 Shares held by Cottage Holdco. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such Shares since Cottage Holdco is an indirect subsidiary of Agnaten.

(2) The percentage ownership is based upon 751,388,110 Shares issued and outstanding as of March 11, 2019, as set forth in Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on March 18, 2019.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
450,908,041 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
450,908,041 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,908,041 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.0% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 450,908,041 Shares held by Cottage Holdco. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such Shares since Cottage Holdco is an indirect subsidiary of Lucresca.

(2) The percentage ownership is based upon 751,388,110 Shares issued and outstanding as of March 11, 2019, as set forth in Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on March 18, 2019.

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) relates to (i) the offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Cottage Holdco”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Cosmetics”), to purchase up to 150,000,000 of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or the “Shares”), of Coty Inc., a Delaware corporation (the “Company”), at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission (the “Commission”) on February 13, 2019 (together with any amendments and supplements thereto, the “Schedule TO”), a copy of which (including all exhibits thereto) is attached as Exhibit B to this Schedule 13D, and in the Offer to Purchase dated February 13, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(i) thereto, and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(ii) thereto, (ii) the Stockholders Agreement, dated as of March 17, 2019, by and among Cottage Holdco, JAB Cosmetics, JAB Holdings B.V. (“JAB Holdings”) and the Company (the “Stockholders Agreement”), a copy of which is attached as Exhibit C to this Schedule 13D, and (iii) the Share Premium Agreement (the “Share Premium Agreement”), dated as of April 23, 2019, by and between JAB Cosmetics and Cottage Holdco.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Shares, and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company’s principal executive offices are located at 350 Fifth Avenue, New York, New York 10118.

Item 2.	Identity and Background.

(a)-(c)  This Schedule 13D is being filed jointly pursuant to Rule 13d-1(a) under the Exchange Act on behalf of (i) Cottage Holdco, (ii) JAB Cosmetics, which is the direct parent company of Cottage Holdco, (iii) JAB Holdings, which is the direct parent company of JAB Cosmetics, (iv) Agnaten SE (“Agnaten”), which is an indirect parent company of JAB Holdings and (v) Lucresca SE (“Lucresca” and together with Cottage Holdco, JAB Cosmetics, JAB Holdings and Agnaten, the “Reporting Persons”), which is also an indirect parent company of JAB Holdings.

The principal business address of each of Cottage Holdco, JAB Cosmetics and JAB Holdings is Oosterdoksstraat 80, 1011 DK Amsterdam, The Netherlands. The principal business address of Agnaten and Lucresca is Rooseveltplatz 4−5 / Top 10, A−1090 Vienna, Austria.

JAB Cosmetics is an indirect wholly-owned subsidiary of JAB Holding Company S.à r.l., a privately held group focused on long-term investments in companies with premium brands, attractive growth and strong cash flow.

The name, business address and present principal occupation or employment of each executive officer and director of Cottage Holdco, JAB Cosmetics, JAB Holdings, Agnaten and Lucresca are set forth on Annex A to the Offer to Purchase, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Annex A to the Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the best knowledge of each of the Reporting Persons, none of the persons named on Annex A to the Offer to Purchase, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of the Reporting Persons is set forth on Annex A to the Offer to Purchase.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares acquired by Cottage Holdco pursuant to the Share Premium Agreement were previously held by JAB Cosmetics, the direct parent company of Cottage Holdco, which contributed the Shares to Cottage Holdco in exchange for no consideration.

The purchase of the Shares pursuant to the Offer was funded by the Credit Facilities (as defined in the Offer to Purchase). The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “THE OFFER—Section 13. Source and Amount of Funds” is incorporated herein by reference. The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal and the Loan and Security Agreement, dated as of April 30, 2019, by and among Cottage Holdco, as borrower, HSBC Bank plc, as the Administrative Agent, and HSBC Corporate Trustee Company (UK) Limited, as the Collateral Agent, and the lenders party thereto, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The purpose of the transactions described in this Schedule 13D is to increase the Reporting Persons’ ownership of the Company through the acquisition of additional Shares. The information set forth in Item 6 of this Schedule 13D and in the sections of the Offer to Purchase titled “THE OFFER—Section 11. Purpose and Reasons for the Offer; Plans for the Company” and “THE OFFER—Section 12. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company” is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Stockholders Agreement and the Share Premium Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Except as disclosed herein, the Reporting Persons have no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Persons may review and evaluate their investments in the Company at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D (subject to any applicable terms and conditions of the Stockholders Agreement). Any such discussion or actions may consider various factors, including, without limitation, the Company’s business prospects and other developments concerning the Company, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Reporting Persons may be deemed to beneficially own, in the aggregate, 450,908,041 Shares, representing approximately 60% of the Company’s outstanding Shares (based upon 751,388,110 Shares issued and outstanding as of March 11, 2019, as set forth in Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on March 18, 2019).

Cottage Holdco has voting power and dispositive power with regard to 450,908,041 Shares. JAB Cosmetics, JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to Cottage Holdco (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares which Cottage Holdco directly beneficially owns.

On April 23, 2019, JAB Cosmetics contributed 300,908,041 Shares to Cottage Holdco pursuant to the Share Premium Agreement.

On April 30, 2019, following the expiration of the Offer on April 26, 2019 at 5:00 p.m., New York City time, Cottage Holdco accepted for payment, and thus acquired, 150,000,000 Shares tendered pursuant to the Offer at a purchase price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes.

Except as set forth in this Item 5(a) and on Annex B to the Offer to Purchase, which is incorporated herein by reference, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A to the Offer to Purchase beneficially owns any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) Except as set forth above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A to the Offer to Purchase, has effected any transactions in the Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 1, 2019, a copy of which is attached as Exhibit A hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

The information set forth under Items 3, 4 and 5 of this Schedule 13D and the information set forth in the third paragraph of the section of the Offer to Purchase titled “THE OFFER—Section 12. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company” is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal, the Stockholders Agreement and the Share Premium Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Other than as described above and in Items 3, 4 and 5, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A to the Offer to Purchase, and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement, dated as of May 1, 2019, by and between Cottage Holdco, JAB Cosmetics, JAB Holdings, Agnaten and Lucresca.

B.1	Schedule TO (including all exhibits thereto), dated February 13, 2019 (incorporated herein by reference to the Schedule TO filed by the Reporting Persons with the Commission on February 13, 2019).

B.2	Amendment No. 1 to the Schedule TO (including all exhibits thereto), dated February 26, 2019 (incorporated herein by reference to the Amendment No. 1 to the Schedule TO filed by the Reporting Persons with the Commission on February 26, 2019).

B.3	Amendment No. 2 to the Schedule TO (including all exhibits thereto), dated March 18, 2019 (incorporated herein by reference to the Amendment No. 2 to the Schedule TO filed by the Reporting Persons with the Commission on March 18, 2019).

B.4	Amendment No. 3 to the Schedule TO (including all exhibits thereto), dated March 27, 2019 (incorporated herein by reference to the Amendment No. 3 to the Schedule TO filed by the Reporting Persons with the Commission on March 27, 2019).

B.5	Amendment No. 4 to the Schedule TO (including all exhibits thereto), dated March 28, 2019 (incorporated herein by reference to the Amendment No. 4 to the Schedule TO filed by the Reporting Persons with the Commission on March 28, 2019).

B.6	Amendment No. 5 to the Schedule TO (including all exhibits thereto), dated April 1, 2019 (incorporated herein by reference to the Amendment No. 5 to the Schedule TO filed by the Reporting Persons with the Commission on April 1, 2019).

B.7	Amendment No. 6 to the Schedule TO (including all exhibits thereto), dated April 16, 2019 (incorporated herein by reference to the Amendment No. 6 to the Schedule TO filed by the Reporting Persons with the Commission on April 16, 2019).

B.8	Amendment No. 7 to the Schedule TO (including all exhibits thereto), dated April 19, 2019 (incorporated herein by reference to the Amendment No. 7 to the Schedule TO filed by the Reporting Persons with the Commission on April 19, 2019).

B.9	Amendment No. 8 to the Schedule TO (including all exhibits thereto), dated April 25, 2019 (incorporated herein by reference to the Amendment No. 8 to the Schedule TO filed by the Reporting Persons with the Commission on April 25, 2019).

B.10	Amendment No. 9 to the Schedule TO (including all exhibits thereto), dated April 26, 2019 (incorporated herein by reference to the Amendment No. 9 to the Schedule TO filed by the Reporting Persons with the Commission on April 26, 2019).

B.11	Amendment No. 10 to the Schedule TO (including all exhibits thereto), dated April 29, 2019 (incorporated herein by reference to the Amendment No. 10 to the Schedule TO filed by the Reporting Persons with the Commission on April 29, 2019).

B.12	Amendment No. 11 to the Schedule TO (including all exhibits thereto), dated May 1, 2019 (incorporated herein by reference to the Amendment No. 11 to the Schedule TO filed by the Reporting Persons with the Commission on May 1, 2019).

C	Stockholders Agreement, dated as of March 17, 2019, by and among JAB Holdings, JAB Cosmetics, Cottage Holdco and the Company (incorporated by reference to Exhibit (e)(17) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on March 18, 2019).

D	Loan and Security Agreement, dated as of April 30, 2019, by and among HSBC Bank plc, as Administrative Agent, HSBC Corporate Trustee Company (UK) Limited, as Collateral Agent, the lenders party thereto and Cottage Holdco (incorporated by reference to Exhibit (b)(3) to Amendment No. 11 to the Tender Offer Statement on Schedule TO filed by the Reporting Persons on May 1, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2019

COTTAGE HOLDCO B.V. JAB COSMETICS B.V. JAB HOLDINGS B.V.

By:	/s/ Constantin Thun
Name:	Constantin Thun
Title:	Managing Director

By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Managing Director

AGNATEN SE
LUCRESCA SE
By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

Exhibit A

JOINT FILING AGREEMENT

Pursuant and subject to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the Statement on Schedule 13D to which this Joint Filing Agreement is attached, and any amendments thereto may be filed without the necessity of filing additional joint filing agreements. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group or have acted as a group.

Dated: May 1, 2019

COTTAGE HOLDCO B.V. JAB COSMETICS B.V. JAB HOLDINGS B.V.

By:	/s/ Constantin Thun
Name:	Constantin Thun
Title:	Managing Director

By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Managing Director

AGNATEN SE
LUCRESCA SE
By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative